

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

February 9, 2007

Mr. Jason Zhang
Comptroller
L&L Financial Holdings, Inc.
720 Third Avenue Suite # 1611
Seattle, WA 98104

>   **Re: L&L Financial Holdings, Inc.**
>   **Form 10-KSB for Fiscal Year Ended April 30, 2006**
>   **Filed August 15, 2006**
>
>   **Forms 10-Q for Fiscal Quarters Ended October 31, 2006**
>   **File No. 0-32505**

Dear Mr. Zhang:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended April 30, 2006

General

1.   Please amend to include Disclosure and Controls and Procedures in accordance with Item 307 of Regulation S-B.

2.   Please include Critical Accounting Policies and Estimates and a Contractual
        Obligations Table in your MD&A.

Report of Independent Registered Public Accounting Firm

3.   Please amend to include the fiscal year ended April 30, 2005 audit report.

4.   Since your auditor location is Denver, Colorado and your operations are
        conducted in China, please ask your independent public accounting firm to tell us
        how they performed their audit of you.

Consolidated Balance Sheets, pages 12-13
Consolidated Statements of Income, page 14

5.   Please delete the dash ("-") after the amount for each applicable line item.

Consolidated Statements of Income, page 14

6.   Please tell us the nature and amount of each item included in "Other income
        (net)" for 2006 and 2005. Also, provide a discussion this line item in your
        MD&A.

Consolidated Statement of Cash Flows, page 16

7.   Please include the minority interest income as a reconciling adjustment.

8.   Please tell us why a purchase of an investment resulted in $577,146 cash inflow
        for the fiscal year ended April 30, 2005. In addition, please disclose information
        regarding this investment in your liquidity section of the MD&A and in the
        footnotes to your financial statements.

Note 2. Summary of Significant Accounting Policies, page 20

Revenue, page 20

9.   Please tell us the circumstances when revenue is not recognized as good or
        services are provided. Also, tell us in the details of the "consistent methods" used
        to bill your clients.

Stock-Based Compensation, page 21

10.   Please note your pro forma net profit for the twelve months ended April 30, 2005
        does not total correctly. Please revise.

11.   We note that you applied SFAS 123 and APB 25 when accounting for warrants
        issued to your employees. In regard to these warrants, please tell us the
        following:
        - The terms of the warrants, including whether the warrants could be
          required to be settled in cash if certain events occurred;
        - If these warrants should be considered equity or debt instruments. Refer
          to your basis in accounting literature; and
        - How you considered EITF 00-19.

Note 3. Business Combination, page 24

12.   We note that you utilized an independent third-party valuation to assist in the
        determination of the fair value of your acquired assets in the LEK transaction.
        While you are not required to make reference to this independent third-party,
        when you do you should also disclose the name of the expert and confirm to us in
        your response letter that the expert is aware of being named in the filing. If you
        decide to delete your reference to the independent third-party, you should revise
        to provide disclosures that explain the method and assumptions used by
        management to determine the valuation. Revise throughout the filing where you
        refer to independent third-party valuations.

13.   We refer to your statement that goodwill of LEK relates to its established brand
        name, and the oil-free technology incorporated in LEK piston-type air
        compressors. In that respect, it appears that some of your goodwill should be
        broken out into identified intangible assets in accordance with paragraph 39 and
        A14 of SFAS 141. Please revise or advise.

Note 5. Accounts Receivables, page 27

14.   We note that your bad debt provision increased by $406,999 in 2006. Please tell
        us why this increase is not reflected in the consolidated statements of cash flows.

Note 7. Inventories, page 28

15.   We not that on page 28 that you had a net decrease in inventory was $539,129
        from April 30, 2005 to April 30, 2006. However, this amount does not tie to your
        consolidated statement of cash flows on page 16 when combining the change in
        provision of inventory with change in inventory. Please explain.

16.   Please tell us how your record your inventory provisions and how you considered
        SAB Topic 5:BB.

Note 15. Segment Information, page 31

17.   Please present each segment's measure of profit or loss. Your presentation of
       segments by assets does not total to consolidated amount. Please revise your
       Form 10-K as well as your Form 10-QSB as appropriate.

Note 18. Stockholders' Equity, page 32

18.   In regard to your warrants, tell us in detail the terms of the warrants and how you
       considered EITF 00-19.

Item 8. Change in and Disagreements with Accountants on Accounting and Financial
Disclosure

19.   It appears that you did not file a Form 8-K Item 4.01 with regard to your change
       in auditors. Please file.

Form 10-QSB for the Fiscal Quarters Ended October 31, 2006

General

20.   Please amend to include Disclosure and Controls and Procedures in accordance
       with Item 307 of Regulation S-B.

Results of Operations, page 6
Total Revenue, page 6

21.   Based on page 18 of your financial statement footnotes, the date of acquisition of
       KMC occurred on October 30, 2006. However, you included $1,637,758 of KMC
       revenue in the second quarter ended on October 31, 2006. This revenue of
       $1,637,758 is all KMC's sales for October 2006 according to page 19 of your
       financial statements. Please revise your consolidated statement of operations to
       only include KMC's revenue and expenses since the date of acquisition in
       accordance with SFAS 141.

Note 2. Summary of Significant Accounting Policies, page 16
Stock-Based Compensation, page 17

22.   It appears that you have not adopted SFAS 123R. Please revise.

Note 3(B). The following information relates to the detailed KMC operations acquisitions, page 18

23.	We note that the valuation date of the acquisition was August 31, 2006 but the date of acquisition was October 30, 2006. Please tell us why it is appropriate to use August 31, 2006 instead of October 30, 2006 to determine the cost of KMC and the amounts assigned to the assets acquired and liabilities assumed under paragraphs 48 and 49 of SFAS 141.

24.	Please disclose the cost of the acquired entity, and the period for which the results of operations of the acquired entity are included in your income statement per paragraph 58 of SFAS 141. Please note that your current presentation of pro-forma financial statements is not in accordance with paragraphs 58 (b-c) of SFAS 141. Please revise.

25.	We note that 75 days has passed since your acquisition of KMC. Please file your amended Form 8-K to include audited financial statements of KMC.

Note 6. Notes Receivable, page 22

26.	You state that notes receivable of $115,156 was due from LEK and KMC subsidiary. Since you consolidate LEK and KMC, notes receivable from them should be eliminated upon consolidation. Please revise or advise.

Form 8-K filed November 13, 2006

Pro Forma Financial Information

27.	Please revise your pro forma statements to show financial statements in columnar form showing pro forma adjustments in accordance with paragraph 310 (d) of Regulation S-B.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Inessa Kessman, Senior Staff Accountant, at (202) 551-3371 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director